Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208556

2500 Windy Ridge Parkway

Atlanta, Georgia 30339

May 11, 2016

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

Dear shareholders of Coca-Cola Enterprises, Inc.:

This supplement amends and supplements the definitive proxy statement/prospectus filed with the Securities and Exchange Commission on April 11, 2016 (the “definitive proxy statement/prospectus”) by Coca-Cola Enterprises, Inc. (“CCE”) to provide information to shareholders of CCE (“CCE Shareholders”) for the special meeting of the CCE Shareholders to be held on May 24, 2016 at 8:00 a.m., Eastern Daylight Time, at the Renaissance Atlanta Waverly Hotel & Convention Center, located at 2450 Galleria Pkwy, Atlanta, GA 30339. The purpose of the special meeting, is to consider and vote on a proposal to adopt the Merger Agreement (the “Merger Agreement”), dated as of August 6, 2015, by and among CCE, Coca-Cola European Partners plc (formerly known as Spark Orange Limited and Coca-Cola European Partners Limited) (“Orange”), Orange U.S. HoldCo, LLC (“US HoldCo”) and Orange MergeCo, LLC (“MergeCo”) and certain other related proposals. The proposal to adopt the Merger Agreement and the other related proposals to be voted on at the special meeting are described in more detail in the definitive proxy statement/prospectus.

As previously announced, on August 6, 2015, CCE, Orange, US HoldCo and MergeCo entered into the Merger Agreement. The Merger Agreement provides that CCE will merge with and into MergeCo (the “Merger”), with MergeCo continuing as the surviving company and an indirect wholly owned subsidiary of Orange. Orange is a newly-formed company organized under the laws of England and Wales that will be the parent of MergeCo (the surviving company of the Merger) and the companies that own the Coca-Cola bottling operations in Germany, the Iberian region (i.e. Spain, Portugal and Andorra) and Iceland.

This supplement should be read together with the definitive proxy statement/prospectus. Except as described in this supplement the information provided in the definitive proxy statement/prospectus continues to apply. To the extent information in this supplement differs from or updates information contained in the definitive proxy statement/prospectus, the information in this supplement controls. We encourage all CCE Shareholders to carefully read in their entirety this supplement and the definitive proxy statement/prospectus, including the Annexes thereto and the documents incorporated by reference therein.

This supplement and the documents incorporated into it by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. All statements, trend analyses and other information contained herein about the markets for the services and products of CCE, Olive, Black and Orange and trends in revenue, expectations or projections with respect to the Merger, as well as other statements identified by the use of forward-looking terminology, including “anticipate,” “believe,” “plan,” “estimate,” “expect,” “goal,” “intend,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” or the negative of these terms or other similar expressions, constitute forward-looking statements. These forward-looking statements are based on estimates and reasonable assumptions as of the time the statements are made. Please read the information on page 39 of the definitive proxy statement/prospectus under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

YOUR VOTE IS VERY IMPORTANT. We urge shareholders who have not already submitted a proxy for use at the special meeting to do so promptly. CCE Shareholders may vote at the special meeting in any of the ways described in the section of the definitive proxy statement/prospectus entitled “Special Meeting of CCE Shareholders—Voting of Proxies.”

If you have already submitted a proxy, you may change your vote or revoke your proxy in any of the ways described in the section of the definitive proxy statement/prospectus entitled “Special Meeting of CCE Shareholders—Voting of Proxies.” No action in connection with this proxy supplement is required if you have previously delivered a proxy and do not wish to change your vote or revoke your proxy.

In addition, if you have questions about the Merger or the special meeting, need additional copies of the definitive proxy statement/prospectus or this supplement or need to obtain proxy cards or other information related to the proxy solicitations, you may contact MacKenzie Partners, Inc. (“MacKenzie”) at (800) 322-2885.

The information contained herein speaks only as of May 11, 2016, unless such information specifically indicates that another date applies.

Very truly yours,

John F. Brock

Chairman and Chief Executive Officer

Coca-Cola Enterprises, Inc.

None of the SEC nor any state securities commission or the U.K. Financial Conduct Authority has approved or disapproved of these securities or determined if this supplement or the definitive proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense. This supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. For the avoidance of doubt, this supplement does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the U.K. or any other state in the European Economic Area or a solicitation of a proxy under the laws of England and Wales, and it is not intended to be, and is not, a prospectus or an offer document for the purposes of the U.K. Financial Conduct Authority’s Prospectus Rules or Listing Rules.

This supplement is dated May 11, 2016, and it is being mailed to CCE Shareholders on or about May 12, 2016.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

The following information amends or supplements the definitive proxy statement/prospectus, and you should read such information in conjunction with the definitive proxy statement/prospectus. The disclosures appear below the appropriate section heading that corresponds to the sections in the definitive proxy statement/prospectus previously mailed to you. Any page references in the information below are to pages of the definitive proxy statement/prospectus, and any defined terms used but not defined below have the meanings set forth in the definitive proxy statement/prospectus.

SUMMARY

The following information is provided in addition to the information disclosed on page 2 of the definitive proxy statement/prospectus.

Orange

On April 25, 2016, Orange issued 49,996 additional ordinary shares, with a nominal value of £1.00 each, to Olive Holdco for cash in order to satisfy the minimum share capital requirement for a public limited company. On May 4, 2016, Orange (i) re-registered as a public limited company, (ii) changed its name from “Coca-Cola European Partners Limited” to “Coca-Cola European Partners plc” and (iii) adopted articles of association of a public limited company. In addition, Mr. Garry Watts and Mr. Irial Finan were appointed to the Orange Board.

The following disclosure supplements and restates the last four sentences of the seventh paragraph on page 9 of the definitive proxy statement/prospectus.

Certain Litigation Matters

The actions are consolidated under the caption In Re Coca-Cola Enterprises, Inc. Consolidated Stockholders Litigation (Case No. 11492-VCS). On March 2, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint in the consolidated action, making substantially similar allegations regarding the Transactions, and adding allegations that CCE’s Form F-4 Registration Statement and Amendment No. 1 thereto, filed with the SEC on December 15, 2015 and January 28, 2016, contain misstatements and omissions in their disclosures regarding the Merger. In March 2016, the defendants moved to dismiss the Consolidated Amended Class Action Complaint. Pursuant to a confidentiality order approved by the parties and entered by the Court on March 31, 2016, CCE produced three rounds of documents pertaining to the Merger for review by plaintiffs and their counsel. On May 8, 2016, plaintiffs confirmed to defendants that the supplemental disclosures contained in this proxy statement/prospectus address all of plaintiffs’ claims. The parties to the litigation expect to secure the dismissal of the litigation following the consummation of the Merger and to address thereafter the anticipated application by plaintiffs’ counsel for an award of attorneys’ fees relating to the supplemental disclosures contained in this proxy statement/prospectus. The parties have no agreement on the anticipated application by plaintiffs’ counsel for an award of attorneys’ fees. See “Certain Litigation Matters” beginning on page 179 of the proxy statement/prospectus.

RISK FACTORS

Risks Relating to the Merger

The following disclosure supplements and restates the last four sentences of the second full paragraph on page 15 of the definitive proxy statement/prospectus.

Legal proceedings in connection with the Merger, the outcomes of which are uncertain, could delay or prevent the closing of the Merger.

The actions are consolidated under the caption In Re Coca-Cola Enterprises, Inc. Consolidated Stockholders Litigation (Case No. 11492-VCS). On March 2, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint in the consolidated action, making substantially similar allegations regarding the Transactions, and adding allegations that CCE’s Form F-4 Registration Statement and Amendment No. 1 thereto, filed with the SEC on December 15, 2015 and January 28, 2016, contain misstatements and omissions in their disclosures regarding the Merger. In March 2016, the defendants moved to dismiss the Consolidated Amended Class Action Complaint. Pursuant to a confidentiality order approved by the parties and entered by the Court on March 31, 2016, CCE produced three rounds of documents pertaining to the Merger for review by plaintiffs and their counsel. On May 8, 2016, plaintiffs confirmed to defendants that the supplemental disclosures contained in this proxy statement/prospectus address all of plaintiffs’ claims. The parties to the litigation expect to secure the dismissal of the litigation following the consummation of the Merger and to address thereafter the anticipated application by plaintiffs’ counsel for an award of attorneys’ fees relating to the supplemental disclosures contained in this proxy statement/prospectus. The parties have no agreement on the anticipated application by plaintiffs’ counsel for an award of attorneys’ fees. See “Certain Litigation Matters” in the proxy statement/prospectus.

THE MERGER

Background of the Merger

The following disclosure supplements and restates the sixth full paragraph on page 51 of the definitive proxy statement/prospectus.

On October 19 and 20, 2014, the FRC and the CCE Board met separately in Paris for their regularly scheduled meetings. Representatives of CCE management were present at each meeting. The participants discussed market developments and strategic alternatives that CCE could pursue. Mr. Brock advised the CCE Board of the discussions with Red and Olive and discussed CCE’s ongoing business and performance outlook, as well as initiatives that were then being considered to improve performance, including a stand-alone redomiciliation transaction involving CCE, consolidating CCE’s bottling operations, developing new markets for CCE’s products, reductions in corporate overhead and administrative costs, as well as redundancy initiatives. The directors discussed how a transaction could be beneficial to CCE Shareholders depending on key components such as governance and management, and on the value resulting from operational efficiencies, financial efficiencies from the structure of the proposed combination, and the extent to which a control premium or increased ownership percentage of a combined company could be negotiated for CCE Shareholders. The directors discussed market developments and possible strategic alternatives to the proposed combination, including consolidating bottlers’ operations, developing markets, the continued operation of CCE on a stand-alone basis and increased operational efficiencies, including reductions in corporate overhead and administrative costs, as well as redundancy initiatives. Additionally, the FRC adopted a process for consideration of a possible transaction, including directing that FRC Counsel would participate in discussions among the parties’ legal counsel. The FRC emphasized the importance of resolving issues with respect to the governance structure of the combined company before engaging in detailed discussions on valuation, including the need for adequate governance and contractual provisions protecting CCE Shareholders in the absence of a control premium. Based on the foregoing discussion, the FRC and the CCE Board agreed that CCE management should continue to participate in discussions with representatives of Red and representatives of Olive on the proposed combination, but also to continue to explore the other strategic alternatives discussed.

The following disclosure supplements and restates the first full paragraph on page 54 of the definitive proxy statement/prospectus.

On December 4, 2014, Messrs. Brock and Parker from CCE, Messrs. Quincey and Murphy of Red and Ms. Daurella and Isabela Pérez Nivela, General Counsel of Olive, met in London, to discuss the potential board and management structure of Orange, as well as other open governance items. The parties also shared information on their respective businesses, results of operations, financial condition and performance of their respective businesses in 2014 and their respective 2015 business plans. The participants discussed efficiency opportunities that could be realized by the parties, through a possible combination, the proposed next steps in order for each party to continue to evaluate the proposed combination, including the timing and process for the parties mutual due diligence review. The participants agreed that they would continue to evaluate the proposed combination and CCE agreed to provide a response to the November 25 Proposal on or before December 15 for discussion amongst the parties.

The following disclosure supplements and restates the fifth paragraph on page 54 of the definitive proxy statement/prospectus.

On December 12 and 14, 2014, Messrs. Brock and Bozer spoke by telephone. Mr. Brock emphasized the importance of a board structure that included a majority of independent directors, especially if there was no control premium for CCE Shareholders and agreed, subject to the CCE Board’s approval, to use CCE’s December 11 Proposal as the basis for continuing discussions among the parties with respect to the governance provisions contained therein. In addition, the parties discussed approaches to furthering discussions on the valuations of the respective businesses, as well as consideration and ownership levels for their respective shareholders. The parties contemplated that the proposed combination would involve (1) the creation of a new holding company (Orange), proposed to be organized in the United Kingdom, that would become the holding company for CCE, Olive and Black; (2) a combination of the three companies as subsidiaries of Orange, rather than the acquisition of one company by the other; (3) structure considerations; (4) a headquarters in the United Kingdom; and (5) that Orange would have listings on the NYSE and the ASE (pending the outcome of legal analysis). In addition, the parties discussed appropriate methods and plans for sharing financial information and information about potential synergies as well as information regarding existing organizational and tax structures of the respective companies in order to advance discussions on the valuations of the respective businesses and the proposed organizational and governance structure for Orange. Later that day, Messrs. Brock and Parker spoke by telephone with Mr. Welling, together with representatives of CCE’s and the FRC’s respective legal and financial advisors, to discuss the December 11 and 12 meetings and the December 11 Proposal.

The following disclosure supplements and restates the first full paragraph on page 55 of the definitive proxy statement/prospectus.

On December 15 and 16, 2014, each of the CCE Board and the FRC met in Atlanta for their regularly scheduled meetings. The FRC held separate meetings on these dates during which representatives of CCE management also were present. As part of the CCE Board meetings, Messrs. Brock and Parker updated the FRC and the CCE Board on the status of the discussions with representatives of Red and representatives of Olive. Messrs. Brock and Parker reviewed with the directors an outline of the proposed material terms of the proposed combination, as well as the governance structure and other terms with respect to the combined business. The directors also discussed certain valuation matters under different scenarios, including CCE completing a stand-alone redomiciliation, analyst trading price targets and Orange valuation sensitivities under a range of ownership and cash consideration points. CCE management then presented its view of long-range planning for CCE as a stand-alone business in the context of growth opportunities and as compared to the potential value creation from the proposed transaction. The directors and CCE management discussed market developments and possible strategic alternatives to the proposed transaction, including consolidating bottlers’ operations, developing markets, the continued operation of CCE on a stand-alone basis and increased operational efficiencies including reductions in corporate overhead and administrative costs as well as redundancy initiatives and the risks and uncertainties associated with such alternatives, including CCE’s ability to operate in both a near term and longer term environment, including relating to operating challenges, the evolving consumer landscape and an increasingly competitive environment coupled with increasingly strong currency headwinds. The directors and CCE management discussed pursuing a dividend recapitalization or an expanded share repurchase program as an independent public company, or pursuing the possibility of alternative acquisitions. Representatives of CCE management and the CCE Board discussed various factors relating to the potential benefits of the proposed combination as compared to the operation of CCE on a stand-alone basis, including that the combination of CCE, Olive and Black would result in a combined company with an enhanced financial profile and an increased operational scale. As compared to CCE on a stand-alone basis, the combined company could be better-positioned to innovate, compete and drive growth across developed European markets in multiple product segments and categories due to broader procurement capability, cost-efficient production and the fact that the combined company would have the ability to benefit from a stronger partnership and an aligned strategic focus across western Europe with TCCC. At the FRC meetings, representatives of CCE management briefed the FRC members on the discussions held with Red and Olive since the prior FRC meeting and discussed the status of negotiations. The FRC considered possible terms of the proposed combination as presented by CCE management. The FRC’s considerations included the potential components of value creation for the company, including any operational efficiencies, any financial efficiencies from the structure of the proposed combination, the potential value to CCE Shareholders of an ongoing equity interest in a broader-based European business, as well as the return of cash to CCE Shareholders. The directors also discussed the proposed structure of the combined company. At the end of the meetings, the FRC reiterated the importance of establishing sufficient protections for CCE Shareholders, including a management team capable of delivering the future value creation and directed management to continue to negotiate for key governance, value, management and shareholder protections.

The following disclosure supplements and restates the sixth full paragraph on page 56 of the definitive proxy statement/prospectus.

Representatives of CCE management, together with Lazard and Credit Suisse, discussed with the FRC and the CCE Board preliminary financial matters regarding the proposed combination and other potential strategic alternatives. Representatives of CCE management also provided a more detailed update on the current status of negotiations, including that negotiations had focused on resolving certain governance issues and other related matters, including certain “protective rights” requested by Red and Olive, such as the veto and approval rights with respect to board approval of certain matters, including key management changes, independent directors, material transactions and budgets and business plans, board composition, the appointment and role of the chairman, the appointment and continuity of key management, the appointment and continuity of independent directors, committee composition and listing venue. CCE management noted that the November 25 Proposal provided by Red on the governance structure would not be acceptable to CCE given that CCE management believed, based on preliminary financial perspectives regarding the proposed combination, that the pro forma ownership of Orange by CCE Shareholders should constitute a majority of the outstanding shares of Orange. Specifically, CCE objected to the November 25 Proposal to the extent it provided that the Orange board be composed of 15 members only 7 of which would be independent, that it did not include an affiliated transaction committee and provided that all committees would have a Red and Olive director, that it provided that Olive would have the right to appoint the initial chairman of the Orange board, as well as to the request for veto and approval rights with respect to approval of business plans and all material transactions, the quorum requirements for the Orange board which did not include a majority of independent directors, the requested listing venue and the process for subsequent appointments of the chief executive officer of Orange. After further discussion, the FRC directed CCE management to convey the FRC’s positions to Red and Olive regarding various items related to certainty of value for CCE Shareholders, including that the Orange board should be comprised of a majority of independent directors, an affiliated transaction committee comprised of independent directors which would function under the same general principles as the CCE franchise relationship committee should be formed, the quorum of the Orange board should include a majority of independent directors (in addition to Red director and Olive director) and a multi-year incidence pricing arrangement should be a component of the proposed combination. The FRC also provided further guidance with respect to continued negotiations with Red and Olive, emphasizing in particular that CCE management should seek a compelling value proposition for CCE Shareholders, the importance of a stock exchange listing on the NYSE, a balanced governance structure and the appointment of a strong, experienced management team.

The following disclosure supplements and restates the first full paragraph on page 57 of the definitive proxy statement/prospectus.

On February 11, 2015, Mr. Jhangiani and Kathy Waller, The Coca-Cola Company’s Executive Vice President and Chief Financial Officer, met in Atlanta to discuss the financial terms of a potential proposed combination, including the accounting implications of the proposed combination, as well as certain other high-level terms. On February 12, 2015, Messrs. Brock and Parker met in Atlanta with Mr. Bozer to review the differences among the parties’ outstanding proposals and to attempt to find areas susceptible to compromise, in particular related to governance items including the composition of the Orange board by a majority of independent directors, an affiliated transaction committee composed of independent directors, Red and Olive’s requested approval rights with respect to, among other things, independent directors of Orange and the listing of Orange shares on the NYSE. On February 13, 2015, Messrs. Bozer and Brock and Ms. Daurella met in Atlanta to discuss the parties’ views on governance, the components of value of the proposed combination and relative ownership percentages.

The following disclosure supplements and restates the third full paragraph on page 57 of the definitive proxy statement/prospectus.

On February 26, 2015, the FRC held a telephonic meeting. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. CCE management reviewed with the FRC the primary differences among the parties as to governance matters in particular Red and Olive’s requested approval rights with respect to, among other things, subsequent appointments of the chief executive officer of Orange and the listing of Orange shares on the NYSE. Representatives of CCE management then reviewed with the FRC the possibility of negotiating a payment of cash of up to $20.00 per share to CCE Shareholders in exchange for certain modifications to CCE’s prior governance proposals. Representatives of CCE management also outlined their views as to the long-term prospects of CCE as a stand-alone business relative to the potential benefits that could result from the proposed combination, the risks and uncertainties associated with such alternatives, including CCE’s ability to operate in both a near term and longer term environment, including relating to operating challenges, the evolving consumer landscape and an increasingly competitive environment coupled with strong currency headwinds. The participants discussed pursuing a dividend recapitalization or an expanded share repurchase program as an independent public company, or pursuing the possibility of alternative acquisitions.

Representatives of CCE management and the FRC discussed various factors, primarily related to increased scale, size and efficiency, relating to the potential benefits of the proposed combination as compared to the operation of CCE on a stand-alone basis, including that the combination of CCE, Olive and Black would result in a combined company with an enhanced financial profile, including strong operating cash flows and an increased operational scale and the ability to serve over 300 million consumers across a larger continuous area that would include 13 western European countries. As compared to CCE on a stand-alone basis, the combined company could be better-positioned to innovate, compete and drive growth across developed European markets in multiple product segments and categories due to broader procurement capability, cost-efficient production, expandable infrastructure and flexible and efficient logistics and the fact that the combined company would have the ability to benefit from a stronger partnership and an aligned strategic focus across western Europe with TCCC. The FRC also considered the fact that Orange, as a U.K. domiciled entity, would be expected to benefit in the future from lower U.K. corporate tax rates as compared to the U.S. tax rates that would apply in the future to CCE on a stand-alone basis. In addition, because CCE Shareholders would receive Orange Shares in the Merger, they would be able to participate in the combined company’s anticipated future growth and benefit from any operational and financial synergies that would be realized by the combined company. Lazard and Credit Suisse discussed with the FRC preliminary financial matters regarding the proposed combination, including the potential value enhancement to CCE Shareholders of the cash payment and potential cost savings, financial benefits, tax benefits and other benefits that could result from the proposed combination as anticipated by CCE management, and the participants discussed preliminary financial perspectives regarding other potential strategic alternatives.

The following disclosure supplements and restates the sixth full paragraph on page 58 of the definitive proxy statement/prospectus.

In light of the refusal of Red and Olive to include any cash payment to CCE Shareholders, other than to the extent that CCE Shareholders’ ownership percentage was proportionally reduced as indicated in the March 19 Proposal, CCE management, at the direction of the CCE Board and the FRC (informed by the preliminary analysis compiled by Lazard, the CCE Board’s financial advisor, on March 23, 2015), agreed to negotiate a cash payment that was lower than the initial $20.00 proposed by CCE on March 3 but higher than the $0.00 previously proposed by Red and Olive and that, when aggregated with the Orange stock portion of the consideration, would still provide greater value to CCE Shareholders compared to their then current CCE holdings. Following multiple discussions between March 20, 2015 and April 2, 2015, at a meeting between Messrs. Parker and Murphy on April 3, 2015, in CCE’s offices in Atlanta, Mr. Parker presented CCE’s response to the March 19 Proposal. CCE’s proposal (the “April 3 Proposal”) provided that CCE Shareholders would receive a 49% ownership stake in Orange, with Red and Olive holding the remainder based upon a valuation of their respective contributed businesses to be agreed between those parties. Additionally, CCE proposed that the CCE Shareholders would receive a cash payment per share of $15.50. With respect to governance matters, CCE proposed accepting Red’s most recent proposal with certain exceptions. Key governance items that remained to be discussed and agreed upon, in particular, related to appointment and continuity of key management, as well as their roles and responsibilities. In addition, Mr. Jhangiani and Ms. Waller met at The Coca-Cola Company’s headquarters to discuss the April 3 Proposal, and Mr. Brock and Mr. Bozer spoke by telephone to discuss the April 3 Proposal.

The following disclosure supplements and restates the fourth full paragraph on page 59 of the definitive proxy statement/prospectus.

On April 27 and 28, 2015, the FRC and the CCE Board met in Atlanta for their regularly scheduled meetings. The FRC met separately to discuss the proposed combination. At the request of the FRC and the CCE Board, representatives of CCE management and FRC Counsel were present at these meetings and representatives of Cahill, Lazard and Credit Suisse also were present at the April 27 and 28, 2015 meetings. The participants discussed market developments and potential strategic and other alternatives to the proposed combination that might be available to CCE, including a stand-alone redomiciliation transaction involving CCE, consolidating CCE’s bottling operations, developing new markets for CCE’s products, continuing to operate CCE on a stand-alone basis and increasing CCE’s operational efficiencies. Mr. Brock discussed with the directors CCE’s ongoing business operations, as well as organizational initiatives designed to improve CCE’s financial performance and increased operational efficiencies, including a stand-alone redomiciliation transaction involving CCE, consolidating CCE’s bottling operations, developing new markets for CCE’s products, reductions in corporate overhead and administrative costs as well as redundancy initiatives. The directors and CCE management discussed other alternatives, including a dividend recapitalization or an expanded share repurchase program as an independent public company, or pursuing the possibility of alternative acquisitions. The participants discussed various factors with respect to the benefits of the proposed combination as compared to the operation of CCE on a stand-alone basis, including that the combination of CCE, Olive and Black would result in a combined company with an enhanced financial profile, including strong operating cash flows and an increased operational scale, including the ability to serve over 300 million consumers across a larger continuous area that includes 13 western European countries. As compared to CCE on a stand-alone basis, the combined company could be better-positioned to innovate, compete and drive growth across developed European markets in multiple product segments and categories due to broader procurement capability, cost-efficient production, expandable infrastructure and flexible and efficient logistics and the fact that the combined company should benefit from a stronger partnership and an aligned strategic focus across western Europe with TCCC. The CCE Board also considered the fact that Orange, as a U.K. domiciled entity, would be expected to benefit in the future from lower U.K. corporate tax rates as compared to the U.S. tax rates that could apply in the future to CCE on a stand-alone basis. Because CCE Shareholders would receive Orange Shares in the Merger, they would be able to participate in the combined company’s anticipated future growth and benefit from operational and financial synergies expected to be realized by the combined company. CCE management updated the FRC and the CCE Board on recent discussions with Red and Olive and, in particular, the terms contained in the April 21 Proposal. Lazard and Credit Suisse discussed with the FRC and the CCE Board preliminary financial aspects of the April 21 Proposal, including the potential value enhancement to CCE Shareholders of the cash payment and potential cost savings, financial benefits, tax benefits and other benefits that could result from the proposed combination as anticipated by CCE management. Mr. Parker provided a more detailed update on the parties’ respective proposals with respect to each of the governance proposals, including composition of the Orange board, appointment of members of Orange management and stock exchange listing venues. After further evaluation and discussion, the FRC determined that the value proposition reflected by the terms contained in the April 21 Proposal was generally consistent with the FRC’s framework discussed during the meetings held on February 9 and 26, 2015, and directed CCE management to continue negotiation of open items and authorized the preparation and negotiation of transaction agreements for the proposed combination consistent with such framework.

The following disclosure supplements and restates the first full paragraph on page 62 of the definitive proxy statement/prospectus.

On June 9 and 10, 2015, representatives of CCE, Red and Olive spoke multiple times by telephone to discuss their views on the priorities for resolving open items, the due diligence process and the synergies validation process. The parties discussed their views as to next steps for resolving the open items and agreed that proceeding toward drafting of documentation was the best way to advance negotiations. The parties noted that, as discussed at the meetings throughout the prior months, certain items related to the governance of Orange would need to be agreed, most importantly the items that were the subject of discussion on April 21, including the composition of the Orange board, appointment of members of Orange management, stock exchange listing venues, the list of corporate actions that would require approval by directors nominated by Red and Olive and the separate list of actions that would require approval by a majority of the Orange board. The parties agreed that valuation and share allocation would also need to be resolved in a manner satisfactory to all parties. In order to make progress toward resolving these items, the parties agreed that it was necessary to agree on the list of principal transaction documents, a high-level outline of the contents of the principal transaction documents and the delegation of drafting responsibilities.

The following disclosure supplements and restates the eighth full paragraph on page 62 of the definitive proxy statement/prospectus.

On June 25 and 26, 2015, representatives of CCE and Red spoke by telephone to continue negotiations on key terms, including director selection and director nominees and appointments discussed on June 23, the outline of the agreements previously provided, the composition of the Orange board, the appointment of members of Orange management, stock exchange listing venues, the list of corporate actions that would require approval by directors nominated by Red and Olive and the separate list of actions that would require approval by a majority of the Orange board.

The following disclosure supplements and restates the second full paragraph on page 65 of the definitive proxy statement/prospectus.

On July 9, 2015, the FRC held a telephonic meeting. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock, Jhangiani and Parker provided the FRC with an update on the activities and discussions among CCE, Red and Olive since the FRC’s last meeting, including the July 8 Proposal. Lazard and Credit Suisse discussed with the FRC preliminary financial aspects of the proposed combination and the participants discussed preliminary financial perspectives regarding potential strategic alternatives. Representatives of CCE management reviewed with the FRC and the CCE Board the preliminary financial projections, which had been previously reviewed by CCE management with Lazard and Credit Suisse, and also outlined their views as to the long-term prospects of CCE as a stand-alone business in the context of growth opportunities that might be available to CCE relative to the potential benefits that could result from the proposed combination. After further discussion and evaluation, the FRC and the CCE Board concluded that it appeared that the strategic alternative transactions under consideration by CCE would provide less certainty and immediate value to CCE Shareholders than the proposed combination. After consideration, the FRC and the CCE Board directed CCE management to continue negotiations with Red and Olive.

The following disclosure supplements and restates the eighth full paragraph on page 66 of the definitive proxy statement/prospectus.

On July 21, 2015, the CCE Board held a telephonic meeting to discuss the proposed combination. At the request of the FRC, representatives of CCE management and CCE’s and the FRC’s respective legal and financial advisors also were present. Messrs. Brock and Parker provided an update on the discussions regarding the proposed combination. Mr. Parker led the CCE Board through the details of certain open points related to governance structure for Orange. Lazard and Credit Suisse discussed with the FRC preliminary financial perspectives regarding the proposed merger consideration. The CCE Board and the FRC then provided CCE management with the parameters within which to negotiate certain items, including continuing to negotiate an increase in the pro forma ownership of Orange by future CCE Shareholders or additional cash consideration, the importance of obtaining survival and indemnification with respect to the breach of the representations and warranties made by the parties, the inclusion of a senior independent director on the Orange board, the listing of ordinary shares on the NYSE and securing a clean “change of recommendation” provision in the Merger Agreement and additionally ensuring that the trigger for the payment of a termination fee did not include a breach by CCE of the non-solicitation covenant of the Merger Agreement. The FRC and the CCE Board noted that it was open to a compromise position to extend the period proposed for which CCE would be required to pay a termination fee if CCE consummated another transaction following termination of the proposed combination in order to obtain the outlined protective rights with respect to the “change of recommendation” provision and the trigger for the termination fee.

The following disclosure supplements and restates the fourth full paragraph on page 67 of the definitive proxy statement/prospectus.

On July 25, 2015, representatives of Cahill distributed a revised draft Merger Agreement to the parties and their respective legal advisors. The draft reflected CCE’s agreement that the period with respect to which CCE would be required to pay a termination fee if CCE consummated another transaction following a termination of the proposed combination be increased from nine months to 18 months, which was a proposed compromise position taken in light of the importance that the FRC had placed upon the trigger for the payment of a termination fee not including a breach by CCE of the non-solicitation covenant and the discussions at the July 21 telephonic meeting of the FRC and the CCE Board. Accordingly, the draft also reflected CCE’s position that (i) the CCE Board could change its recommendation if it was determined that not doing so would be inconsistent with its fiduciary duties, rejecting the more limited proposal of Red and Olive in the joint July 20 draft, and (ii) the trigger for payment of a termination fee would not include a breach by CCE of the non-solicitation covenant. The draft did not specify the amount of the termination fee.

Unaudited Financial Projections Prepared by CCE Management

The following disclosure is added as the last sentence of the first full paragraph on page 77 of the definitive proxy statement/prospectus.

For actual results of each of CCE, Olive and Black, CCE Shareholders and any other readers of the definitive proxy statement/prospectus and this supplement are directed to the historical financial statements of each of CCE, Olive and Black, which are incorporated by reference or included elsewhere in the definitive proxy statement/prospectus.

The following disclosure is added as the last sentence of the fifth full paragraph on page 77 of the definitive proxy statement/prospectus.

Certain figures contained in the unaudited financial projections set forth below have been subject to rounding adjustments. Accordingly, in certain instances the sum of the numbers in a column or row of a table contained in the unaudited financial projections set forth below may not conform exactly to the total figure given for that column or row.

The following sentence is added at the end of footnote (a) to the table entitled “CCE Unaudited Financial Projections” on page 78 of the definitive proxy statement/prospectus and the paragraph below is added below the table.

Adjusted EBITDA, Adjusted Operating Income and Adjusted EPS include projected stock-based compensation expenses of $35 -$40 million for each of 2015E through 2020E.

For the year ended December 31, 2015, CCE’s Revenues, and Adjusted Operating Income were, respectively, $432 million and $30 million lower than, and Adjusted EPS was $0.18 higher than, the 2015E CCE Unaudited Financial Projections.

The following disclosure is added after the table and footnotes entitled “CCE Unaudited Financial Projections” on page 78 of the definitive proxy statement/prospectus.

CCE stand-alone free cash flow projections

	For the Calendar Year Ending on December 31,
	2015E	2016E	2017E	2018E	2019E	2020E
Adjusted EBITDA	$1,266	$1,306	$1,360	$1,416	$1,459	$1,503
Net capital expenditures		$(315)	$(305)	$(315)	$(329)	$(344)
Restructuring initiative costs		$(33)	$(18)	$—	$—	$—
Unlevered cash taxes		$(165)	$(216)	$(251)	$(263)	$(301)
Changes in working capital & other		$(21)	$(37)	$(34)	$(52)	$(53)
Unlevered free cash flow		$772	$784	$816	$814	$805

The following disclosure is added after the table and footnotes entitled “Unaudited Financial Projections for Black” on page 78 of the definitive proxy statement/prospectus.

For the year ended December 31, 2015, Black’s Revenues and Adjusted Operating Income were, respectively, $21 million and $16 million lower than the 2015E Unaudited Financial Projections for Black.

The following disclosure is added after the table and footnotes entitled “Unaudited Financial Projections for Olive” on page 78 of the definitive proxy statement/prospectus.

For the year ended December 31, 2015, Olive’s Revenues and Adjusted Operating Income were, respectively, $15 million and $36 million lower than the 2015E Unaudited Financial Projections for Olive.

The following disclosure supplements and restates the footnote (b) below the table entitled “Unaudited Financial Projections for Orange” on page 79 of the definitive proxy statement/prospectus.

(b)	Adjusted to (i) include cost improvement initiatives unrelated to the Combination Transactions that are in process at CCE, Olive and Black, and potential Combination Transactions synergies, in each case relating to procurement, supply chain, and general & administrative expense initiatives, totaling in the aggregate and on a run-rate basis approximately $457 million by 2019E, of which (a) approximately 43% is the projected run-rate for cost savings unrelated to the Combination Transactions (including a portion that is not projected to be incremental to Adjusted EBITDA, Adjusted Operating Income and Adjusted EPS due to reinvestment and other factors) and (b) approximately 57% is projected run-rate Combination Transactions synergies anticipated by CCE management to be realized, $47 million in 2016E, $102 million in 2017E, $79 million in 2018E and $32 million in 2019E; (ii) exclude certain nonrecurring costs, including, among other items, the net out-of-period mark-to-market impact of non-designated commodity hedges, nonrecurring restructuring costs, and costs related to the achievement of potential Combination Transactions synergies; and (iii) in the case of Adjusted EPS, reflect the tax impact of these adjustments.

The following disclosure is added after the table and footnotes entitled “Unaudited Financial Projections for Orange” on page 79 of the definitive proxy statement/prospectus.

Orange free cash flow projections (including potential synergies and tax efficiencies)

	For the Calendar Year Ending on December 31,
	2015E	2016E	2017E	2018E	2019E	2020E
Adjusted EBITDA	$2,151	$2,339	$2,559	$2,725	$2,831	$2,906
Net capital expenditures		$(585)	$(554)	$(580)	$(553)	$(586)
Restructuring & synergy initiatives costs		$(195)	$(238)	$(63)	$—	$—
Unlevered cash taxes		$(408)	$(459)	$(506)	$(538)	$(581)
Changes in working capital & other		$43	$(33)	$(46)	$(64)	$(65)
Unlevered free cash flow		$1,194	$1,276	$1,530	$1,676	$1,674

Opinions of CCE’s Financial Advisors – Opinion of Lazard Frères & Co. LLC

The following disclosure supplements and restates the first sentence of the fifth full paragraph on page 82 of the definitive proxy statement/prospectus.

Lazard performed a discounted cash flow analysis of CCE to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that CCE was forecasted to generate from December 31, 2015, through fiscal year 2020, using the financial projections, including of unlevered free cash flows, provided by CCE management.

The following disclosure supplements and restates the first sentence of the third full paragraph on page 83 of the definitive proxy statement/prospectus.

Lazard performed a discounted cash flow analysis of Orange to calculate the estimated present value of the unlevered, after-tax free cash flows that Orange was forecasted to generate from December 31, 2015, through fiscal year 2020 using the financial projections, including of unlevered free cash flows, for Orange provided by CCE management.

The following disclosure is added as the last sentence of the third full paragraph on page 83 of the definitive proxy statement/prospectus.

Given the nature of the businesses of each of CCE and Orange and the fact that CCE is and Orange will be active in similar geographies in the same industry, subject to similar macro-economic trends, based on its professional judgment, Lazard applied the same perpetuity growth rate to calculate each of CCE’s and Orange’s terminal value and discounted the cash flows and the terminal value of each of CCE and Orange to present value using the same discount rate.

The following disclosure supplements and restates the third full paragraph on page 84 of the definitive proxy statement/prospectus.

Based on its review of the Selected Public Companies (and, in particular, the multiples summarized above) and its experience and professional judgment, Lazard applied a reference range of EBITDA multiples of 10.0x- 11.5x to the projections provided to Lazard by the management of CCE of estimated EBITDA for CCE for the calendar year 2016. This analysis indicated an implied per-share equity value reference range as of July 30, 2015 of approximately $38.75 to $47.00 for CCE.

The following disclosure supplements and restates the fourth full paragraph on page 84 of the definitive proxy statement/prospectus.

Lazard also applied a reference range of EPS multiples of 14.0x-18.0x to the projections provided to Lazard by the management of CCE of estimated EPS for CCE for the calendar year 2016. This analysis indicated an implied per-share equity value reference range as of July 30, 2015 of approximately $39.75 to $51.25 for CCE.

Opinions of CCE’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC

The following disclosure supplements and restates the seventh sentence of the second full paragraph on page 90 of the definitive proxy statement/prospectus.

Credit Suisse then applied selected ranges of calendar year 2016 estimated adjusted EBITDA multiples and calendar year 2016 estimated adjusted EPS multiples of 10.5x to 11.75x and 15.5x to 16.75x, respectively, derived from the selected companies to corresponding data of CCE provided by CCE management.

The following disclosure supplements and restates the first two sentences of the first full paragraph on page 91 of the definitive proxy statement/prospectus.

In performing a selected public companies analysis of Orange, Credit Suisse applied the same selected ranges of calendar year 2016 estimated adjusted EBITDA multiples and calendar year 2016 estimated adjusted EPS multiples of 10.5x to 11.75x and 15.5x to 16.75x, respectively, derived from the selected companies as described above to corresponding data of Orange, after taking into account (i) potential cost savings anticipated by the management of CCE to result from the Merger and the related transactions in calendar year 2016, referred to as potential calendar year 2016 cost savings, and (ii) the estimated net present value of potential cost savings during the fiscal years ending December 31, 2016 through December 31, 2019, and potential tax benefits, anticipated by the management of CCE to result from the Merger and the related transactions, referred to as potential forecast period cost savings and tax benefits. The estimated net present values (as of December 31, 2015) of potential forecast period cost savings and tax benefits were calculated by applying, as applicable, a selected range of next 12 months EBITDA multiples of 10.0x to 11.0x and utilizing a selected discount rate range of 6.5% to 7.5%.

The following disclosure supplements and restates the fourth full paragraph on page 91 of the definitive proxy statement/prospectus.

Discounted Cash Flow Analyses. Credit Suisse performed separate discounted cash flow analyses of CCE on a stand-alone basis and Orange by calculating estimated present values of the stand-alone unlevered, after-tax free cash flow that CCE and Orange were each forecasted to generate during the fiscal years ending December 31, 2016 through December 31, 2019 using the CCE forecasts and the Orange forecasts, in each case assuming normalized tax rates and capital expenditures after the end of such forecast period.

The following disclosure supplements and restates the first two sentences of the sixth paragraph on page 91 of the definitive proxy statement/prospectus.

In performing a discounted cash flow analysis of Orange, Credit Suisse evaluated Orange both before and after taking into account the estimated net present value of the potential forecast period cost savings and tax benefits. Credit Suisse calculated terminal values for Orange by applying to Orange’s fiscal year 2020 estimated adjusted EBITDA a selected range of next 12 months EBITDA multiples. Given the nature of Orange’s business and the fact that Orange will be active in similar geographies in the same industry and subject to similar macro-economic trends as CCE, based on its professional judgment, Credit Suisse applied the same selected range of next 12 months EBITDA multiples as described above for CCE to calculate Orange’s terminal values, and discounted the cash flows and terminal values for Orange to present value using the same discount rate range as described above for CCE.

FINANCING RELATING TO THE MERGER

The following supplements and restates the information disclosed on page 178 of the definitive proxy statement/prospectus.

The Merger is not subject to any financing condition. Orange intends to finance the Cash Consideration using a combination of cash on hand and the net proceeds of the Debt Financing. The Debt Financing is expected to consist of a public debt offering and bank financing.

The expected total amount of funds to be used in the transaction is approximately $3.6 billion.

The bank financing consists of:

•	a euro bridge term loan facility in an aggregate amount of €2.3 billion (the “Bridge Facility”) to be made available to Orange for the purpose of facilitating the Merger, which matures one year after the date on which the documentary conditions precedent to utilization are satisfied, subject to an option for Orange to extend the maturity date by six months (such option being subject only to the delivery of an extension request by Orange to the agent for the Bridge Facility, no event of default having occurred or being continuing under the Bridge Facility on the date that the extension takes effect and certain repeating representations made under the Bridge Facility being true in all material respects on the date that the extension takes effect); and

•	an amortizing euro term loan facility in an aggregate amount of €1.0 billion (the “Term Facility”) to be made available to Orange’s indirect wholly owned UK subsidiary (“UK Holdco”), and onlent to Orange for the purpose of facilitating the Merger, which has a final maturity date falling five years after the execution date of such facility.

The Bridge Facility will not be utilized to the extent that debt financing of an equivalent amount can be raised in the debt capital markets.

A multicurrency revolving credit facility (the “RCF” and, together with the Bridge Facility and the Term Facility, the “Facilities”) in an aggregate amount of €1.5 billion is also available to Orange and UK Holdco for working capital and general corporate purposes. The RCF matures five years after its execution date. Orange will have the option to increase the size of the RCF by €500 million with the consent of the increasing lenders, and to extend the RCF by 12 months on two separate occasions with the consent of the extending lenders.

The Bridge Facility is documented by a facility agreement, dated May 3, 2016, governed by English law between, among others, Orange, Abbey National Treasury Services plc (trading as Santander Global Corporate Banking) (“Santander”), Citigroup Global Markets Limited (“Citi”) and Deutsche Bank AG, London Branch (“DB”) as coordinators, bookrunners and mandated lead arrangers, Citi as agent and documentation agent, DB as syndication agent and the lenders named therein (the “Bridge Facility Agreement”).

The Term Facility is documented by a facility agreement, dated May 3, 2016, governed by English law between, among others, UK Holdco, Santander, Citi and DB as coordinators, bookrunners and mandated lead arrangers, Citi as agent and documentation agent, DB as syndication agent and the lenders named therein (the “Term Facility Agreement”). The Term Facility is divided into two tranches. One tranche is €400 million terminating on the third anniversary of the date of the Term Facility Agreement, €200 million of which is payable on the second anniversary of the date of the Term Facility Agreement. The other tranche is €600 million terminating on the fifth anniversary of the date of the Term Facility Agreement, €300 million of which is payable on the fourth anniversary of the date of the Term Facility Agreement.

The RCF is documented by a facility agreement, dated May 3, 2016, governed by English law between, among others, us, UK Holdco, Santander, Citi and DB as coordinators, bookrunners and mandated lead arrangers, Citi as agent and documentation agent, DB as syndication agent and the lenders named therein (the “RCF Agreement”). Drawings may be made under the RCF Agreement by way of cash advances, bilateral ancillary facilities or euro swingline advances.

The Bridge Facility Agreement, the Term Facility Agreement and the RCF Agreement (the “Facilities Agreements”) contain certain representations and warranties (subject to certain exceptions and qualifications and with certain representations being repeated), undertakings (subject to certain qualifications) and events of default (subject to certain grace periods, thresholds and other qualifications). There are no financial covenants. In addition the Facilities Agreements contain the conditions precedent for the drawing of the Facilities. The Facilities Agreements contain certain indemnities for certain liabilities in connection with the Facilities.

There are fee letters setting out the upfront fees payable in connection with the Facilities and fees payable to the agents, the documentation agent and the syndication agent.

The public debt offering, if any, will be prior to the Completion, will be made by Orange with a CCE guarantee of the indebtedness and will include a provision requiring the redemption of the indebtedness if the Merger is not consummated or is otherwise terminated. In addition, after the Completion, Orange will guarantee all of CCE’s outstanding public indebtedness, and MergeCo will guarantee the Bridge Facility and any borrowings by Orange under the RCF.

CERTAIN LITIGATION MATTERS

The following information is provided in addition to the information disclosed on page 179 of the definitive proxy statement/prospectus.

The actions are consolidated under the caption In Re Coca-Cola Enterprises, Inc. Consolidated Stockholders Litigation (Case No. 11492-VCS). On March 2, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint in the consolidated action, making substantially similar allegations regarding the Transactions, and adding allegations that CCE’s Form F-4 Registration Statement and Amendment No. 1 thereto, filed with the SEC on December 15, 2015 and January 28, 2016, contain misstatements and omissions in their disclosures regarding the Merger. In March 2016, the defendants moved to dismiss the Consolidated Amended Class Action Complaint. Pursuant to a confidentiality order approved by the parties and entered by the Court on March 31, 2016, CCE produced three rounds of documents pertaining to the Merger for review by plaintiffs and their counsel. On May 8, 2016, plaintiffs confirmed to defendants that the supplemental disclosures contained in this proxy statement/prospectus address all of plaintiffs’ claims. The parties to the litigation expect to secure the dismissal of the litigation following the consummation of the Merger and to address thereafter the anticipated application by plaintiffs’ counsel for an award of attorneys’ fees relating to the supplemental disclosures contained in this proxy statement/prospectus. The parties have no agreement on the anticipated application by plaintiffs’ counsel for an award of attorneys’ fees.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

The following disclosure supplements and restates the second full paragraph on page 184 of the definitive proxy statement/prospectus.

Directors Deferred Compensation Plan

In the U.S., CCE sponsors a deferred compensation plan (the “Deferred Compensation Plan”), under which CCE provides equity-based compensation to its non-executive directors. The Deferred Compensation Plan provides for quarterly credits of phantom stock units equal in value to $30,000, with the number of such units based on the closing price of CCE’s Common Stock on the last trading day of the previous quarter. These stock units are subject to forfeiture if the director is removed from the board for cause. Additionally, before January 1, 2016, U.S.-based directors could voluntarily elect to direct board fees into the plan to be treated as invested in shares of CCE Common Stock, i.e., phantom stock units. Each quarter, stock units are credited with hypothetical dividends equal to the dividends declared that quarter, which (until the second quarter of 2016) were also treated as invested in CCE Common Stock. The stock units within the Deferred Compensation Plan will be converted to Orange stock units on Completion on a one-for-one basis, and the participant’s account will be credited with a cash equivalent equal to $14.50 per stock unit. All such Orange stock units, including the applicable cash credit, will be subject to terms and conditions that are substantially the same as are applicable to the respective CCE stock units immediately before the Effective Date (subject to any amendments necessary to reflect the Merger and to facilitate compliance with applicable requirements of English law), including, with respect to the underlying Orange Shares, an entitlement to the same value of cash dividend equivalents, whether accrued before or after the Effective Date. The Deferred Compensation Plan will be terminated at Completion, and the CCE director participants’ accounts will be distributed as soon as practicable. Participants may elect to receive all or a portion of the value of their account in cash payments, and will receive, for each stock unit upon distribution, either (i) one Orange Share or (ii) upon the participant’s election, a cash payment equal to the value of such stock unit, which value shall be determined as the average of the closing prices of an Orange Share on the NYSE for the ten trading days immediately preceding the date of distribution of such participant’s account, which distribution date will be fifteen days following the Effective Time. Each participant’s cash equivalent credits will be satisfied by a cash payment.

THE BUSINESS OF ORANGE

The following information is provided in addition to the information disclosed in the first full paragraph on page 213 of the definitive proxy statement/prospectus.

On April 25, 2016, Orange issued 49,996 additional ordinary shares, with a nominal value of £1.00 each, to Olive Holdco for cash in order to satisfy the minimum share capital requirement for a public limited company. On May 4, 2016 Orange (i) re-registered as a public limited company, (ii) changed its name from “Coca-Cola European Partners Limited” to “Coca-Cola European Partners plc” and (iii) adopted articles of association of a public limited company. In addition, Mr. Garry Watts and Mr. Irial Finan were appointed to the Orange Board.

The following information is provided in addition to the information disclosed in the second full paragraph on page 214 of the proxy statement/prospectus.

Orange U.S. Holdco, LLC

On May 5, 2016, US HoldCo (i) converted from a Delaware limited liability company to a Delaware corporation and (ii) changed its name from “Orange U.S. Holdco, LLC” to “Coca-Cola European Partners US, Inc.”

EXECUTIVE OFFICERS OF ORANGE

The following disclosure supplements and restates the third full paragraph on page 227 of the definitive proxy statement/prospectus.

Orange has no Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Integration Officer or other senior officers at this time. Orange has not and will not pay any compensation prior to the Completion. Isabela Pérez Nivela, a director of Orange, is serving as the principal executive officer, principal accounting officer and principal financial officer for purposes of the registration statement, of which the definitive proxy statement/prospectus forms a part. Isabela Pérez Nivela has not and will not receive compensation from Orange in respect of these roles prior to the Completion. Effective no later than the Completion, Isabela Pérez Nivela will resign from these positions.

EXECUTIVE COMPENSATION

The following information is provided in addition to the information disclosed on page 230 of the definitive proxy statement/prospectus.

Orange has established the Coca-Cola European Partners Plc Long-Term Incentive Plan 2016 (the “LTIP”) under which, following Completion, conditional share awards, performance awards (being conditional share awards to which performance conditions are attached) and/or market value options over Orange Shares may be awarded to employees, including employed directors, of Orange and its subsidiaries (provided they are not under notice). The LTIP will be overseen by the Orange Board or, if and to the extent the Orange Board has expressly delegated its authority to take actions with respect to the LTIP to the Remuneration Committee, the Remuneration Committee acting in accordance with the terms of any delegation (the “Board”). The LTIP has a ten-year term.

The number of Orange Shares that may be allocated under the LTIP on any day, when added to the total number of Orange Shares that have been allocated in the previous 10 years under the LTIP and any other share-based incentive scheme or arrangement adopted by the Orange or any of its subsidiaries, may not exceed 10 percent of the ordinary share capital of Orange in issue immediately before that day. The number of Orange Shares that may be allocated under the LTIP on any day, when added to the total number of Orange Shares that have been allocated in the previous 10 years under the LTIP and any other share-based incentive scheme or arrangement adopted by Orange or any of its subsidiaries under which awards are made at the discretion of the Board or other grantor and do not have to be offered to all or substantially all persons who are eligible to participate, may not exceed 5 percent of the ordinary share capital of Orange in issue immediately before that day.

The limits apply to awards over newly issued Orange Shares or Orange Shares that are transferred out of treasury and not awards over shares already in issue. No account is taken in the limits of awards that have lapsed, expired or been forfeited, cancelled, renounced, released or terminated, nor awards that the Board determines after grant shall be satisfied by the transfer of existing Orange Shares (other than Orange Shares held in treasury). Awards under the CCE Shareholder-approved equity compensation plans that are outstanding immediately prior to the effective time of the Merger and assumed by Orange at the Completion will not count for the purposes of calculating the limits.

The market value of awards granted to an eligible employee under the LTIP in any particular financial year, when aggregated with the market value of any awards of Orange Shares or rights to acquire Orange Shares granted to the eligible employee in that financial year under any other plan or arrangement, may not exceed £8 million (with values of awards being determined at the date of grant of the relevant award), unless the Board determines that exceptional circumstances apply. The Board will determine the type and timing of any awards to be granted to eligible employees, and the number of Orange Shares that will be subject to such awards (or the method by which such number will be determined). The Board will determine the vesting conditions applicable to an award on or before the grant of the award. If awards are granted subject to one or more performance conditions, the performance condition(s) and the period during which the performance condition(s) are measured will be determined by the Board at the time of grant. The Board will determine whether or not, and the extent to which, any performance conditions have been met.

RELATED PARTY TRANSACTIONS

The following information is provided in addition to the information disclosed on page 233-234 of the definitive proxy statement/prospectus.

Sol Daurella is Chairman, as well as a shareholder, of Cobega, and is a representative of the legal entity that is the CEO of Cobega. Alfonso Líbano Daurella is a shareholder of Cobega and a representative of the legal entity that is the CEO of Cobega. Mario Rotllant Solá is a representative of the legal entity that is the CEO of Cobega. The Combination includes the sale of the entire issued and outstanding share capital of Vifilfell by Cobega and Solinbar to the Orange group in exchange for cash consideration of no more than €35 million.

Sol Daurella and Alfonso Líbano Daurella are also indirect shareholders of Grupo Norte de Distribución, S.L., a subsidiary of Cobega that has a commercial agreement with Olive for the distribution of Coca-Cola products. In addition, Sol Daurella and Alfonso Líbano Daurella are indirect shareholders of Daufood U. Lda., a subsidiary of Cobega that has a commercial agreement with Olive for the purchase of Coca-Cola products. Olive also currently has agreements in place for the supply of Coca-Cola products to the vending company Gadisven, S.A. Delivra, S.L. and Gadisven, S.A., both subsidiaries of Cobega, provide equipment maintenance services to Olive.

Sol Daurella and Alfonso Líbano Daurella also hold, through Cobega, an interest in Norinvest Consumo, S.L. (“Norinvest”). Norinvest has an industrial plants lease agreement in place with Norbega S.A., a subsidiary of Olive.

Mario Rotllant Solá is a shareholder of Caher Servicios al Marketing, S.A., a company that provides marketing services such as commercial management and presales services to Olive.

Irial Finan and J. Alexander M. Douglas, Jr. also currently hold, and are expected following the Completion to continue to hold, various roles within (including as employees of) Red, which will have a commercial relationship with certain members of the Orange group following Completion, as described elsewhere in this proxy statement/prospectus.

In addition, Cobega has a lease and administrative services agreement in place with Cobega Embotellador, a subsidiary of Olive.

Following the Completion, the Orange group will be party to transitional services agreements with Nosoplas, S.L.U., an entity carved out of Orange and contributed to a wholly owned subsidiary of Olive Holdco in accordance with the Master Agreement. The transitional service agreements will provide for the continuing supply of PET preforms, caps for water bottles and ancillary services, at agreed upon terms.

DESCRIPTION OF ORANGE SHARES

The following information is provided in addition to the information disclosed in the first full paragraph on page 235 of the definitive proxy statement/prospectus.

On April 25, 2016, Orange issued 49,996 additional ordinary shares, with a nominal value of £1.00 each, to Olive Holdco for cash in order to satisfy the minimum share capital requirement for a public limited company. On May 4, 2016 Orange (i) re-registered as a public limited company, (ii) changed its name from “Coca-Cola European Partners Limited” to “Coca-Cola European Partners plc” and (iii) adopted articles of association of a public limited company. In addition, Mr. Garry Watts and Mr. Irial Finan were appointed to the Orange Board.

The following disclosure supplements and restates the fourth, fifth and sixth full paragraphs on page 235 of the definitive proxy statement/prospectus.

Issued share capital

As of the date hereof, Orange has 50,001 shares issued and outstanding each with a nominal value of £1 (the “Initial Ordinary Shares”). Following the Completion, there will be in issue a number of Orange Shares to be determined in accordance with the Master Agreement. The Orange Shares will be denominated in Euros with a nominal value of €0.01. Upon the issue of the Orange Shares in accordance with the Master Agreement the Initial Ordinary Shares will automatically be re-classified as deferred shares of £1 each in Orange (the “Deferred Shares”), each such Deferred Share having no voting rights, no dividend entitlement and no entitlement to a return of capital (other than on a winding up of Orange an entitlement to an amount equal to the nominal value of such Deferred Share once each of the Orange Shares in issue at the time of such winding up has received, by way of payment on winding up, €10 million). Immediately thereafter, the Deferred Shares will be gifted by Olive Holdco to Orange.

At the Completion, on a fully-diluted basis, CCE Shareholders will own approximately 48% of the Orange Shares, Olive HoldCo will own approximately 34% of the Orange Shares and Red will own approximately 18% of Orange Shares.

In accordance with the Orange Articles, each Orange Share will be issued with one vote attaching to it for voting purposes. The holders of the Orange Shares will be entitled to receive notice of, attend, speak and vote at general meetings of Orange.

The following disclosure supplements and restates the first and second full paragraphs on page 236 of the definitive proxy statement/prospectus.

Reduction of Share Capital

The Orange Board intends to reduce the share capital of Orange by no more than €9 billion, as soon as reasonably practicable following the Completion with the result that the share premium in respect of the Orange Shares will be reduced, and the share capital and any share premium associated with the Initial Ordinary Shares held by Orange itself will be cancelled. The sole shareholder of Orange, Olive HoldCo, has passed a special resolution to approve the reduction of capital. The Orange Board has decided that it is logistically and commercially preferable to obtain this authority from the sole shareholder before the Completion and the listing of Orange.

It is intended that Orange will make an application to the High Court of England and Wales for an order to confirm the reduction of the share capital as soon as practicable after the Completion and in any event within six months of the date of the Completion unless the Orange Board otherwise decides to extend such period. Should the High Court hear an application from Orange to confirm the reduction of capital under the Companies Act and such an order be granted, the reduction will become effective upon registration of the court’s order and a statement of capital with the Registrar of Companies.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

CCE SEC Filings

The following information is provided in addition to the information disclosed on page 263 of the definitive proxy statement/prospectus.

(SEC File No. 001-34874 CIK No. 1491675)	Period or Date Filed
Quarterly Report on 10-Q filed on April 28, 2016	Quarter ended April 1, 2016

WHERE YOU CAN FIND MORE INFORMATION

In connection with the proposed Merger, CCE has filed the definitive proxy statement/prospectus and other relevant materials with the SEC and Orange has filed a registration statement on Form F-4, the exhibits and schedules filed thereto and other relevant materials with the SEC. Before making any voting decision with respect to the proposed Merger, CCE Shareholders are urged to read the definitive proxy statement/prospectus as supplemented by the disclosures made in this document, and other relevant materials that may be filed in the future with the SEC because they contain important information about the proposed Merger. The definitive proxy statement/prospectus, this supplement and any other documents filed by CCE with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from CCE’s Internet website at www.cokecce.com or by contacting CCE’s Office of the Secretary at: (678) 260-3490 or Orange at: +44(0)20 7400 3333.

CCE is subject to the informational requirements of the Securities Exchange Act of 1934. CCE files reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at http://www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the SEC.

The information contained herein speaks only as of May 11, 2016 unless the information specifically indicates that another date applies.

The information contained herein does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any offer or solicitation in that jurisdiction. The delivery of the information herein should not create an implication that there has been no change in our affairs since the date hereof or that the information herein is correct as of any later date.

CCE Shareholders should not rely on information other than that contained in the definitive proxy statement/prospectus as supplemented hereby. We have not authorized anyone to provide information that is different from that contained in the definitive proxy statement/prospectus as supplemented hereby.

If you have questions about the Special Meeting or the Merger, or if you would like additional copies of the definitive proxy statement/prospectus or the proxy card, you should contact CCE, PO Box 673548, Marietta, Georgia 30067, Attention: Office of the Secretary. You may also call our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or (212) 929-5500.

CCE and its executive officers and directors may be deemed to be participants in the solicitation of proxies from CCE Shareholders in favor of the proposed Merger. A list of the names of CCE’s executive officers and directors and a description of their respective interests in CCE are set forth in the definitive proxy statement/prospectus, and in any documents subsequently filed by its executive officers and directors under the Securities Exchange Act of 1934. Certain executive officers and directors of CCE have interests in the proposed Merger that may differ from the interests of CCE Shareholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. These interests and any additional benefits they may receive in connection with the proposed Merger are described in the definitive proxy statement/prospectus which may be obtained free of charge from the sources indicated above.

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